82-34682

Bionomics Limited

Monday 31 October 2005

05012405

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
NOV 09 2005
THOMSON
FINANCIAL

per Stephen Birrell
CFO & Company Secretary

SEC MAIL RECEIVED PROCESSING SECTION
NOV 07 2005
WASH., D.C.
199

11/9

82-34682

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 31/10/2005

TIME: 13:30:31

TO: BIONOMICS LIMITED

FAX NO: 08-8354-6199

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Annexure A re Change in substantial holding

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

82-34682

Link Traders (Aust) Pty Ltd
ABN 40 002 065 849
Suite 405
25 Lime Street
Sydney NSW 2000

Tel: 02 8235 1111 • Fax: 02 8235 1122

31 October 2005

Mr Steven Birrell
Company Secretary
Bionomics Limited
31 Dalgleish Street
Thebarton
South Australia 5031

Dear Steven

Please find attached the Notice of change of interests of substantial holder – Form 604 – required by the Corporations Act 2001 Section 671B for the holding of Link Traders (Aust) Pty Limited with respect to Bionomics Limited.

The ASX has already been notified of this change via fax, as have you.

Yours sincerely

Laurence Freedman

82-34682

Form 604

Corporations Act
Section 671B

Notice of change of interests of substantial holder

To **Bionomics Limited**
31 Dalgleish Street
Thebarton
South Australia 5031

ABN 53 075 582 740

1. Details of substantial holder (1)

Link Traders (Aust) Pty Ltd
ABN 40 002 065 849

There was a change in the interests of the substantial holder on **21/10/2005**
The previous notice was given to the company on **13/7/2005**
The previous notice was dated **13/7/2005**

2. Previous and present voting power

The total number of votes attached to all voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous Notice Person's votes	Previous Notice Voting power (5)	Present Notice Person's votes	Present Voting power 5)
Fully Paid Ordinary Shares	**8,500,000**	**5.5%**	**10,000,000**	**6.5%**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of , a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected

See Annexure A

82-34682

4. Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Link Traders (Aust) Pty Ltd	**Link Traders (Aust) Pty Ltd**	**Link Traders (Aust) Pty Ltd**	**Power to vote & dispose**	**Ordinary shares 10,000,000**	**10,000,000**

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN / ARSN (if applicable)	Nature of Association

None

6. Addresses

The addresses of persons named in this form are:

Name	Address
Link Traders (Aust) Pty Ltd	**Unit 405, 25 Lime St, Sydney, 2001**

Signature

Print name Laurence S. Freedman capacity Director

Sign here [signature] date 31/10/2005

82-34682

Annexure A

BIONOMICS LTD - ORDINARY SHARES

	Date of Change	Person whose relevant interest changed	Nature of Change	Number of Ordinary shares affected	Consideration given in relation	Holding	% Holding	Person's Votes affected
Previous shareholding reported on record with ASX	13/07/2005	Link Traders (Aust) Pty Ltd				8,500,000	5.50%	
Change in holding	21/10/2005	Link Traders (Aust) Pty Ltd	Placement	1,500,000	$240,792.00	10,000,000	6.50%	1.00%
Total Holding					$240,792.00	10,000,000		1.00%
Current Total Issued Share Capital						153,810,177		
% Holding						6.50%		

This is Annexure A of 1 page referred to in Form 604 - Notice of change of Interests of substantial holder

Laurence s Freedman

Date: 31 October 2005

82-34682

Bionomics Limited

SEC MAIL PROCESSING
RECEIVED
NOV 07 2005
WASH, D.C. 199 SECTION

Monday 31 October 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per

Stephen Birrell
CFO & Company Secretary

82-34682

Link Traders (Aust) Pty Ltd
ABN 40 002 065 849
Suite 405
25 Lime Street
Sydney NSW 2000

Tel: 02 8235 1111 • Fax: 02 8235 1122

31 October 2005

Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Please find attached the Notice of change of interests of substantial holder – Form 604 – required by the Corporations Act 2001 Section 671B for the holding of Link Traders (Aust) Pty Limited with respect to Bionomics Limited.

Yours sincerely

Laurence Freedman

82-34682

Form 604

Corporations Act
Section 671B

Notice of change of interests of substantial holder

To **Bionomics Limited**
31 Dalgleish Street
Thebarton
South Australia 5031

ABN 53 075 582 740

1. Details of substantial holder (1)

Link Traders (Aust) Pty Ltd
ABN 40 002 065 849

There was a change in the interests of the substantial holder on **21/10/2005**
The previous notice was given to the company on **13/7/2005**
The previous notice was dated **13/7/2005**

2. Previous and present voting power

The total number of votes attached to all voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous Notice Person's votes	Previous Notice Voting power (5)	Present Notice Person's votes	Present Voting power 5)
Fully Paid Ordinary Shares	**8,500,000**	**5.5%**	**10,000,000**	**6.5%**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected

See Annexure A

82-34682

4. Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Link Traders (Aust) Pty Ltd	**Link Traders (Aust) Pty Ltd**	**Link Traders (Aust) Pty Ltd**	**Power to vote & dispose**	**Ordinary shares 10,000,000**	**10,000,000**

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN / ARSN (if applicable)	Nature of Association

None

6. Addresses

The addresses of persons named in this form are:

Name	Address
Link Traders (Aust) Pty Ltd	**Unit 405, 25 Lime St, Sydney, 2001**

Signature

Print name Laurence S. Freedman capacity Director

Sign here date 31/10/2005

Bionomics Limited

Friday 28 October 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per Stephen Birrell
CFO & Company Secretary

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BIONOMICS LIMITED

ABN

53 075 582 740

Quarter ended ("current quarter")

30 September 2005

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers	208	208
1.2	Payments for (a) staff costs	(374)	(374)
	(b) advertising & marketing	(42)	(42)
	(c) research & development (incl. R&D staff costs)	(1,797)	(1,797)
	(d) leased assets		
	(e) other working capital	(685)	(685)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	95	95
1.5	Interest and other costs of finance paid	21	21
1.6	Income taxes paid		
1.7	Other	3	3
	R&D Start Grants	393	393
	Rent Received	45	45
	EMDG	0	0
	Net operating cash flows	(2,133)	(2,133)

+ See chapter 19 for defined terms.

82-34682

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	(2,133)	(2,133)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	(93)	(93)
	(b) equity investment		
	(c) intellectual property		
	(d) physical non-current assets	(30)	(30)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investment		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (Iliad bank accounts)	397	397
	Net investing cash flows	274	274
1.14	**Total operating and investing cash flows**	(1,859)	(1,859)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.		
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings		
1.18	Repayment of borrowings	(86)	(86)
1.19	Dividends paid		
1.20	Other (capital raising costs)		
	Net financing cash flows	(86)	(86)
	Net increase (decrease) in cash held	(1,945)	(1,945)
1.21	Cash at beginning of quarter/year to date	9,004	9,004
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	7,059	7,059

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	148
1.25	Aggregate amount of loans to the parties included in item 1.11	0

1.26 Explanation necessary for an understanding of the transactions

Consists of remuneration paid to directors including remuneration paid to the Chief Executive Officer and Managing Director.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A/

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	0	0
3.2	Credit standby arrangements	0	0

+ See chapter 19 for defined terms.

Explanation necessary for an understanding of financing facilities available

In July 2003 the Company announced that it had put in place an Equity Line Finance arrangement with the Bank of New York Capital Markets Inc. This funding facility potentially allows the placement of up to 6 million shares through the Bank of New York once the share price exceeds a floor price agreed between the Company and Bank of New York. The use, timing and control of this facility, once the share price is above the minimum floor price, is at the Company's discretion.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	1,790	2,265
4.2 Deposits at call	5,269	6,739
4.3 Bank overdraft		
4.4 Other (provide details)		
Total: cash at end of quarter (item 1.22)	7,059	9,004

Acquisitions and disposals of business entities

	Acquisitions $A'000 *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

+ See chapter 19 for defined terms.

82-34682

Compliance statement

1 This statement has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: (CEO & Managing Director) Date: 28 October 2005

Print name: DEBORAH RATHJEN

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - *itemised disclosure relating to acquisitions*
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - *comparative information*

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.